EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Quarter Ended March 31,
	2009	2008
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(2,258,000)	$(4,335,000)

Weighted average number of shares outstanding	7,954,928	7,954,928
Net effect of dilutive stock options based on treasury stock method	-	-
Total average shares	7,954,928	7,954,928

Fully diluted net loss per share from continuing operations	$(0.28)	$(0.54)